TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

Not for distribution to the United States newswire services or dissemination in the United States

ESPERANZA RESOURCES CORP. ANNOUNCES INCREASE TO PRIVATE PLACEMENT

Vancouver, B.C., May 4, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce that further to its press release of May 2, 2012 whereby it announced a private placement financing of up to 8,000,000 special warrants (the “Special Warrants”) at a price of $1.25 per Special Warrant for gross proceeds of $10,000,000 (the “Offering”) that it is increasing the size of the Offering.

The Company advises that the Offering will be increased to 24,000,000 Special Warrants at a price of $1.25 per Special Warrant for gross proceeds of $30,000,000.  Furthermore, the size of the Agents’ Option (exercisable in whole or in part by the Agents) has been increased accordingly to 3,600,000 Special Warrants for additional potential gross proceeds of up to $4,500,000.

Other than as described above all other terms of the Offering, including the terms of the Special Warrants, as disclosed in the Company’s press release of May 2, 2012 remain unchanged.

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the commencement of commercial production at Cerro Jumil, the corporate development of Esperanza Resources Corp., the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including the closing of the Offering, the use of proceeds, ability to obtain a receipt for the prospectus, as well as those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

William J. Pincus, Chairman

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.